SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement on connected transaction with China Unicom Corporation Limited Guangdong Branch and China Unicom Import & Export Co., Ltd. dated December 31, 2003

2.	Announcement on connected transaction with Guangdong Telecom Company Limited dated December 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: December 31, 2003	By: (Sd.) Hubert Chak
Name: Hubert Chak
Title: Company Secretary

ITEM 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

PCCW Limited wishes to announce a connected transaction with China Unicom Corporation Limited Guangdong Branch and China Unicom Import & Export Co., Ltd. relating to the provision of certain hardware, database software, system integration and other services.

Such transaction constitutes a connected transaction under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the announcement of PCCW Limited dated September 3, 2003).

Due to an inadvertent oversight, disclosure of the transaction which would have been required by way of press announcement at the time the transaction was entered into was previously overlooked. This oversight constitutes a breach of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and The Stock Exchange of Hong Kong Limited has indicated that it reserves the right to take appropriate action against PCCW Limited and its directors in this respect. Details of the transaction will be published in the next annual report of PCCW Limited.

PCCW Limited (the “Company”) wishes to announce the connected transaction described below involving PCCW (Beijing) Limited (“PCCW Beijing”), an indirect wholly-owned subsidiary of the Company.

CONNECTED TRANSACTION

Each of China Unicom Corporation Limited Guangdong Branch (“CUCL”) and China Unicom Import & Export Co., Ltd. (“UEIL”) are subsidiaries of China United Telecommunications Corporation (“CUTC”). CUCL, UEIL and PCCW Beijing entered into the following agreement on September 22, 2003:

AGREEMENT

Date of Agreement	September 22, 2003

Customers	CUCL and UEIL

Supplier	PCCW Beijing

Services	Provision of hardware, database software, system integration and other related services (together the “Deliverables”) to CUCL and UEIL

Consideration

RMB7,171,298 (approximately HK$6,741,020) negotiated on an arm’s length basis with reference to market price, payable by way of cash in three separate installments of approximately 30% on the signing of the agreement, approximately 40% on the installation of the Deliverables, and approximately 30% on the final acceptance of the Deliverables

RELATIONSHIP BETWEEN THE PARTIES

Each of CUCL and UEIL is regarded as a connected person of the Company as (i) China United Telecommunications Corp. (HK) Limited (“CTCHK”), an indirect non-wholly owned subsidiary of CUTC, is a substantial shareholder of ChinaBiG Limited; and (ii) Unicom Xing Ye Science & Technology Company Limited (“Unicom Xing Ye”), an indirect non wholly-owned subsidiary of CUTC, is a substantial shareholder of Unicom Yellow Pages Information Co., Ltd.. ChinaBiG Limited and Unicom Yellow Pages Information Co., Ltd. are both non wholly-owned subsidiaries of the Company. Therefore, each of CUCL and UEIL is regarded as a connected person of the Company as they are associates of each of CTCHK and Unicom Xing Ye. The transaction described above constitutes a connected transaction under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as modified by the Modified Calculation Concession (as described in the Company’s announcement dated September 3, 2003).

Due to an inadvertent oversight, disclosure of the transaction which would have been required by way of press announcement at the time the transaction was entered into was previously overlooked. This oversight constitutes a breach of the Listing Rules and The Stock Exchange of Hong Kong Limited has indicated that it reserves the right to take appropriate action against the Company and its directors in this respect. Details of the transaction will be published in the next annual report of the Company.

REASONS FOR ENTERING INTO THE TRANSACTION

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

PCCW Beijing was established primarily to design, research and develop computer software, hardware and e-commerce technology, integrated customer management application technology, voice and data communication technology and multimedia technology, as well as computer system integration and network engineering in the People’s Republic of China (“China”). The transaction described above is consistent with this objective. In addition, the transaction will provide a revenue source for PCCW Beijing. It is anticipated that the transaction will also strengthen PCCW Beijing’s position as a provider of the relevant services in China.

CUCL operates international and domestic long distance calls, data communications and Internet business, radio paging and other related telecommunications value-added services within China. UEIL’s businesses encompass equipment tendering and purchasing.

The directors of the Company (including the independent non-executive directors) believe that it is in the interests of the Company for PCCW Beijing to provide the abovementioned services and it is therefore beneficial for the parties to enter into the agreement described above. The terms of the above transaction (including the consideration) have been negotiated on an arm’s length basis and on terms no less favourable than those available to or from independent third parties. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

     By Order of the Board
Hubert Chak
Company Secretary
Hong Kong, December 31, 2003

ITEM 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

PCCW Limited wishes to announce a connected transaction with Guangdong Telecom Company Limited relating to the provision of certain solutions, project management and consultancy services and other related services.

Such transaction constitutes a connected transaction under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the announcement of PCCW Limited dated September 3, 2003). Details of the transaction will be published in the next annual report of PCCW Limited.

PCCW Limited (the “Company”) wishes to announce the connected transaction described below involving Unihub China Information Technology Company Limited (“Unihub”), an indirect non wholly-owned subsidiary of the Company.

BACKGROUND

Unihub is a 50%:50% equity joint venture established in the People’s Republic of China (“China”) by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre (“China Huaxin”), a wholly-owned subsidiary of China Telecommunications Corporation (“CTC”). Unihub is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of Unihub.

Guangdong Telecom Company Limited (“GTCL”) is a wholly-owned subsidiary of China Telecom Corporation Limited (“China Telecom”), in which CTC has an approximately 77.78% equity interest.

CONNECTED TRANSACTION

GTCL is a wholly-owned subsidiary of China Telecom in which CTC has an approximately 77.78% equity interest. Unihub and GTCL entered into the following agreement on December 30, 2003:

AGREEMENT

Date of Agreement	December 30, 2003

Customer	GTCL

Supplier	Unihub

Services	Provision of solutions, project management and consultancy services, and related equipment installation and maintenance services (together the “Deliverables”) to GTCL

Consideration

RMB31,803,378.57 (approximately HK$30,003,187) negotiated on an arm’s length basis with reference to market price, payable by way of cash in four separate installments of approximately 15% within one month after the signing of the agreement, approximately 73% on delivery of the Deliverables, approximately 2% on initial trial of the Deliverables and approximately 10% on final trial of the Deliverables

RELATIONSHIP BETWEEN THE PARTIES

CTC is regarded as a connected person of the Company as China Huaxin is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company. GTCL is regarded as a connected person of the Company as it is an associate of CTC. The transaction described above constitutes a connected transaction under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as modified by the Modified Calculation Concession (as described in the Company’s announcement dated September 3, 2003). Details of the transaction will be published in the next annual report of the Company.

REASONS FOR ENTERING INTO THE TRANSACTION

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

Unihub was established primarily to provide solutions and services in relation to the management of information systems and application solutions in China. A major part of Unihub’s business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within China and the transaction described above is consistent with this objective. In addition, the transaction will provide a revenue source for Unihub. It is anticipated that the transaction will also strengthen Unihub’s position as a provider of the relevant services in China.

GTCL is a telecommunications provider of wireline telephone, data, Internet and leased line services in the Guangdong Province of China.

The directors of the Company (including the independent non-executive directors) believe that it is in the interests of the Company for Unihub to provide the abovementioned services and it is therefore beneficial for the parties to enter into the agreement described above. The terms of the above transaction (including the consideration) have been negotiated on an arm’s length basis and on terms no less favourable than those available to or from independent third parties. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

By Order of the Board
Hubert Chak
Company Secretary
Hong Kong, December 31, 2003